December 30, 2025

Joseph Dively
Chief Executive Officer
FIRST MID BANCSHARES, INC.
1421 Charleston Avenue
Mattoon, Illinois 61938

       Re: FIRST MID BANCSHARES, INC.
           Form S-4 filed December 23, 2025
           File No. 333-292403
Dear Joseph Dively:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Todd Schiffman at 202-551-3491 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance